Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

December 10, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja Majmudar and Karina Dorin

Re:	Jet.AI Inc.
Registration Statement on Form S-3
Filed November 13, 2024
File No. 333-283207

Dear Ms. Majmudar and Ms. Dorin:

This response letter (this “Response”) is submitted on behalf of Jet.AI Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Winston, dated December 2, 2024 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed with the SEC on November 13, 2024. The Company is concurrently submitting a first amendment to the Registration Statement (“Amendment No. 1”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 1.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Form S-3 filed November 13, 2024

Plan of Distribution, page 10

1.	We note the selling securityholder may sell its securities using various methods, including purchases by a broker-dealer as a principal and resale by the broker-dealer for its account and any other method permitted pursuant to applicable law. Please confirm your understanding that the retention by the selling stockholder of an underwriter, or any entity that may act as an underwriter, would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: In response the Staff’s comments, the Company confirms its understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information, including the retention by a selling stockholder of an underwriter, if applicable.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission Division of Corporate Finance December 10, 2024 Page 2

Information Incorporated by Reference, page 12

2.	We note that you have not incorporated by reference Exchange Act filings made prior to the effective date of the registration statement. Please revise to incorporate by reference your Quarterly Report on Form 10-Q filed on November 14, 2024 and Current Reports on Form 8-K filed on November 18, 2024 and November 19, 2024. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 12 of Amendment No. 1.

General

3.	We note that you are seeking to register up to 350,000 shares of common stock that have not yet been issued to the Selling Stockholder and that the shares of Series B Preferred Stock issuable upon exercise of the warrant will automatically convert into shares of common stock based on the lowest daily volume weighted average price of your common stock over a period beginning on the trading day “after” you deliver the shares of common stock upon such conversion to the Selling Stockholder. Please provide us with a detailed analysis explaining why it is appropriate to register the resale of these shares at this time, including whether the provisions of Section 4(e) of the Certificate of Designations protect the Selling Stockholder from being truly at market risk. In your analysis, please consider the Commission’s guidance set forth in Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that it believes it is appropriate to register the resale of shares of common stock issuable upon conversion of the shares of Series B Preferred Stock, based on the guidance provided by the Staff in Securities Act Sections Compliance and Disclosure Interpretations, Question 139.11 (“Interpretation 139.11”). Interpretation 139.11 specifically addresses the purchase of convertible securities that convert into common stock at a price “based on the company’s common stock trading price at the time of conversion,” and the registration for resale of the shares underlying the convertible securities. Interpretation 139.11 states that “the investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.”

The shares of common stock being registered for resale will be issuable upon conversion of the shares of Series B Preferred Stock. Ionic pays the full purchase price for the shares of Series B Preferred Stock in cash upon acquisition, and such purchase price is set and not based on a fluctuating market price or ratio. Ionic is subject to the full economic and market risks of its entire investment upon acquisition of the Series B Preferred Stock. Ionic acquires the shares of Series B Preferred Stock with no assurance that a liquid market will be available in which the underlying shares of common stock could be sold. Therefore, the conversion of the shares of Series B Preferred Stock at the conversion rate pursuant to Section 4 of the Certificate of Designations, which conversion rate is based in part on the market price of the common stock, is not at issue.

Furthermore, Section 4(bb) of the Securities Purchase Agreement that must be read in connection with the Certificate of Designations and other transaction documents limits Ionic’s sales to the greater of $25,000 per day or “an amount equal to 20% of greater of the (x) average daily trading volume of the Common Stock as reported by Thompson Reuters per calendar month or (y) trading volume of the Common Stock as reported by Thompson Reuters on such Trading Day. “Trading Day” means a day on which the Principal Market is open for trading for at least six (6) hours.” So regardless of the pricing algorithm used, Ionic is very much at market risk given the limitations imposed on its ability to sell stock that it is irrevocably bound to purchase.

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U.S. Securities and Exchange Commission Division of Corporate Finance December 10, 2024 Page 3

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.